Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer

Brookfield Residential Properties Inc.

4906 Richard Road SW

Calgary, Alberta

T3E 6L1

2.	Date of Material Change

December 11, 2012

3.	News Release

A news release was issued by Brookfield Residential Properties Inc. (the “Company”) on December 11, 2012 and filed on SEDAR. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

On December 11, 2012, the Company announced that it a upsized and priced a private placement offering (the “Offering”) of $600 million aggregate principal amount of senior unsecured notes due 2020 (the “Notes”). The size of the offering was increased to $600 million from the previously announced $400 million.

The Notes will bear an interest rate of 6.500% per annum and will be issued at a price of 100% of the aggregate principal amount. The Company intends to use the net proceeds from the Offering to repay in full notes payable and debt due to affiliates, to repay $28 million of its project specific financings and $9 million of bank indebtedness, and the remainder for general corporate purposes. The Offering closed on December 14, 2012.

5.	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Craig Laurie

Executive Vice President and Chief Financial Officer of Brookfield Residential

Tel.: 212-417-7040

9.	Date of Material Change Report

December 14, 2012

SCHEDULE A

BROOKFIELD RESIDENTIAL ANNOUNCES OFFERING OF SENIOR UNSECURED NOTES

All dollar references are in U.S. dollars unless noted otherwise.

Calgary, Alberta, December 4, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”, “we” or the “Company”) today announced a proposed offering of $400 million aggregate principal amount of senior unsecured notes due 2020. The notes will be offered in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in accordance with Regulation S under the Securities Act. The notes will be offered in Canada under available prospectus exemptions.

The precise timing, size and terms of the offering are subject to market conditions and other factors. We intend to use the net proceeds from the offering to repay a portion of notes payable and project specific financings and to pay accrued and unpaid interest thereon.

The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering circular.

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP.

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Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website (the contents of which are not incorporated in this press release). Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website (the contents of which are not incorporated in this press release) or contact:

Investors: Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Media: Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Forward-Looking Statements

This news release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. Such factors may include the failure to successfully market the notes or failure to satisfy certain conditions in connection with the issuance of the notes. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

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